Sub-Item 77I(b)

The following class was created during the period covered by the N-SAR:

Class R5 shares for JPMorgan Growth Advantage Fund.  This class is described in the prospectus for the Class R5 shares and also in the materials described in Item 77Q1(a) and (d).